14005105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC
Mail Processing
Section
FEB 10 2014
Washington DC
404

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) as of September 30, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Asset Held for Investment Purposes at End of Year – Schedule H, Line 4i as of September 30, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
February 7, 2014

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	September 30	
	2013	2012
Investments in Master Trust (Note 8), at fair value	$2,732,162,739	2,353,694,358
Employer contributions receivable	740,375	826,576
Participant contributions receivable	2,158,927	2,481,955
Loans receivable from participants in Master Trust	28,561,517	27,987,327
Net assets available for benefits before adjustments	2,763,623,558	2,384,990,216
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,638,283)	(22,240,253)
Net assets available for benefits	$2,759,985,275	2,362,749,963

See accompanying Notes to Financial Statements

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended September 30	
	2013	2012
Interest in Master Trust investment appreciation, net (Note 8)	$ 420,836,348	347,820,445
Interest income, participant loans	1,123,110	1,092,194
Transfers (to)/from other plans, net (note 4)	(6,520,077)	15,430,362
Participant contributions	112,217,268	108,741,541
Rollover contributions	7,854,984	5,858,119
Employer contributions	30,694,704	40,857,877
Benefits paid to participants	(168,971,025)	(140,888,347)
Increase in net assets available for benefits	397,235,312	378,912,191
Net assets available for benefits, beginning of year	2,362,749,963	1,983,837,772
Net assets available for benefits, end of year	$2,759,985,275	2,362,749,963

See accompanying Notes to Financial Statements

Notes to Financial Statements

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. (Emerson or the Company) Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a Company business unit which participates in the Plan is eligible to participate. New employees are automatically enrolled in the Plan unless they choose not to contribute and opt-out within 45 days of their hire date. At September 30, 2013, there were 20,564 employees participating in the Plan.

Participant Accounts

The Plan maintains a separate account for each participant. Within the account, the participant's interest in each of the Plan's investments is recorded for participant contributions, Company matching contributions, and any dividends, investment earnings or losses.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Contributions may be made on a pretax, after-tax, or Roth basis, as elected by the participant and subject to certain ERISA limitations. New employees automatically enrolled in the Plan are done so with an election of 6% of pretax income (3% for 2012) contributed to an age appropriate Vanguard Target Retirement Trust.

Eligible participants may receive Company matching contributions equal to a percentage of a portion of each participant's contribution. Unvested Company contributions forfeited by terminated employees may be allocated to reduce future matching contributions or pay Plan expenses. Forfeitures of $2,806,303 were used to reduce Company contributions in 2013. $739,076 of forfeitures were used for such purpose in 2012. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of $1,236,041 and $1,193,914 as of September 30, 2013 and 2012, respectively.

In February 2012, the Company made contributions totaling $9,366,000 related to the elimination of post-65 supplemental retiree medical benefits for certain active employees.

Vesting

Participant contributions and any related dividends, earnings and losses are always 100% vested. Company matching contributions and any related dividends, earnings or losses generally vest at the rate of 20% per year of service for the first 5 years for most employees. Thereafter, matching contributions vest when made. All amounts fully vest upon retirement, or due to death, total and permanent disability, or termination of the Plan.

Investment Options

Participants designate the portion of their total contribution to be invested in the various Plan investment funds in 1% increments. Participants may change their investment elections at any time, and transfer any part of an existing account balance to any other investment fund. Transfers are made in 1% increments and might be limited by the underlying fund investment contracts. Certain restrictions exist on transfers into or out of the Emerson Common Stock Fund by the Company's executive officers. A maximum of six transfers may be made per quarter. No advance notice is required for transfers.

Available mutual fund investments include the following: equity and equity index funds investing primarily in common stocks – Dodge & Cox Stock Fund, Vanguard Mid-Cap Growth Fund, Vanguard Morgan Growth Fund, Vanguard Selected Value Fund, Vanguard Extended Market Index Fund, Vanguard Growth Index Fund, Vanguard Institutional Index Fund, Vanguard Total International Stock Index Fund and Vanguard Value Index Fund; balanced index funds investing primarily in a mix of stock, bond and money market mutual funds – The Vanguard Target Retirement Funds ranging from 2010 to 2060, and Vanguard Target Retirement Income Fund; fixed income and fixed income index funds investing in a diversified portfolio of bonds – PIMCO Total Return Fund and Vanguard Total Bond Market Index Fund. The Emerson Stable Value Fund invests in contracts issued by insurance companies or other financial institutions, plus cash. Collective funds are private funds investing primarily in common stocks and include the Capital Guardian U.S. and International Equity Funds. Participants may also invest in the Emerson Common Stock Fund. All funds may temporarily invest in cash and cash equivalents and also hold cash for liquidity.

The JP Morgan 100% U.S. Treasury Money Market Fund, the Vanguard Short-Term Bond Index Fund and the Vanguard Emerging Markets Stock Index Fund were added on December 2, 2013. The Emerson Stable Value Fund closed on December 31, 2013. The balance of the Emerson Stable Value Fund was transferred to the date-specific Vanguard Target Retirement Trust closest to the year in which the participant will reach age 65.

Participant Loans

Participants can borrow from the Plan at a rate of 1% over the Prime Rate on the date of borrowing as received by Vanguard from Reuters. Interest rates on loans outstanding at September 30, 2013, which includes loans transferred from other plans and loans deemed distributed, vary between 4.25% and 10.75%. Loans are secured by the balance in the participant's account, with payment terms generally between one and four years. With certain exceptions, participants can borrow the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance during the prior 12 months. Loans are not made to participants who already have a loan outstanding. Participant loans are valued at amortized cost plus accrued interest. Under ERISA guidelines, certain delinquent loans are deemed to be distributed for IRS Form 5500 reporting.

Benefit Payments

Upon a participant's retirement after age 55, death, disability or other termination of employment with the Company, the entire vested balance in the participant's account is available for distribution. Distribution of vested account balances of at least $5,000 may be deferred by retired employees until age 70½, at which time required minimum distributions under ERISA must begin.

Participants who are actively employed by the Company may withdraw all or a portion of their after-tax contributions, vested matching contributions that have been in the Plan at least two years, and amounts transferred or rolled-over from another plan qualified under Section 401 of the Internal Revenue Code (the Code). If a participant is at least age 59½, all contributions in the Plan can be withdrawn. Roth 401(k) withdrawals must fulfill the five year participation period.

Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pretax contributions subject to demonstration of substantial financial hardship.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis, except benefit payments which are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition

See Notes 8 and 10 regarding investments in the Master Trust.

Risks and Uncertainties

The Plan invests in securities and mutual funds which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that significant changes in the values of investment securities could occur in the near term. Such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Operating Expenses

The Company has the option of paying Plan expenses or charging them to participants, and has paid all administrative expenses necessary for the operation and management of the Plan. The Company has not paid transaction costs for brokerage commissions for the Emerson Common Stock Fund, or investment management fees and expenses charged directly against the investment funds.

Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the accuracy of estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) TAX STATUS

The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated September 17, 2013, that the Plan and its related trust are designed in accordance with applicable sections of the Code. Plan amendments have been made subsequently which were not specifically covered by the 2013 letter. The Plan administrator and the Plan tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore remains tax qualified. As of September 30, 2013, there are no uncertain tax positions.

(4) TRANSFERS TO OR FROM OTHER PLANS

During 2013, net assets of $7,411,679 were transferred out of the Plan due to the 2012 divestiture of Knaack.

During 2012, net assets of $6,079,293, $1,903,775, and $3,012,854 were transferred into the Plan from the Avtron Holdings, LLC and Subsidiaries 401(k) and Profit Sharing Plan for Employees, the Turbine Control Service Associates 401(k) Profit Sharing Plan, and Control Products Retirement Plan, respectively.

In 2013 and 2012, certain participant accounts were transferred to or from other Company or third-party benefit plans, as those participants transferred from one Company business unit to another.

(5) PARTIES-IN-INTEREST

Certain investments in the Master Trust, including some mutual funds and the Emerson Stable Value Fund, are managed by Vanguard, the Plan's trustee and recordkeeper. Additionally, the Company is the Plan sponsor and Emerson common stock is an investment option. These transactions qualify as "party-in-interest" transactions and are allowed under ERISA regulations.

(6) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

Following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Plan's IRS Form 5500.

	September 30	
	2013	2012
Net Assets Available for Benefits per the financial statements	$2,759,985,275	2,362,749,963
Participant loans deemed distributed, end of year	(538,042)	(528,252)
Net amount allocated to withdrawing participants	-	(1,853)
Net Assets Available for Benefits per IRS Form 5500	$2,759,447,233	2,362,219,858

Following is a reconciliation of benefits paid to participants per the financial statements to the Plan's IRS Form 5500.

	Year Ended September 30	
	2013	2012
Benefits paid to participants per the financial statements	$168,971,025	140,888,347
Participant loans deemed distributed, beginning of year	(528,252)	(1,427,130)
Net amount allocated to withdrawing participants	(1,853)	1,853
Participant loans deemed distributed, end of year	538,042	528,252
Benefits paid to participants per IRS Form 5500	$168,978,962	139,991,322

Amounts are allocated to withdrawing participants on IRS Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of September 30, 2013 and 2012, respectively.

(8) MASTER TRUST

All of the Plan's investments are held in the Master Trust. All Plan income or loss is derived from Master Trust investment appreciation or depreciation.

Each participating plan's interest in the assets of the Master Trust is based on participant account balances. Additionally, loans to Plan participants are included in the Master Trust. At September 30, 2013 and 2012, the Plan's interest in the net assets of the Master Trust was approximately 61%. Master Trust investment income and expenses are allocated to participating plans based on respective balances.

The Plan's investments in the Master Trust are stated at fair value. The fair values of mutual funds and Emerson common stock are based on quoted market prices in active markets. Money market funds are stated at cost, which approximates fair value. Shares of collective funds are valued from either broker/dealer quotation or market-observed pricing for the underlying assets held. There are no restrictions on the redemption of these investments. Fair values of contracts with insurance companies are determined by discounting the cash flows expected to be received from the contracts. Future cash flows are determined based on market-derived yields for instruments with similar duration and issuer credit rating. The cost basis of investments held under the Plan is determined using the average cost method of accounting. The Company has no unfunded commitments related to these assets.

The Stable Value Fund includes investment contracts with insurance companies which are fixed income, fully benefit-responsive contracts known as synthetic guaranteed investment contracts ("synthetic GICs"). Synthetic GICs are designed to preserve principal, provide a stable rate of interest, and ensure that participant initiated withdrawals will be paid at contract value. Interest rates reset quarterly and cannot be less than zero. Assets underlying the synthetic GICs are fixed income portfolios owned by the Plan and maintained by a third-party custodian separate from the contract issuer's general assets. Realized and unrealized gains and losses on the underlying assets are amortized over the remainder of the contracts through adjustments to the interest crediting rate. The rate is computed based on the current yield-to-maturity of the covered investments, plus or minus amortization of realized gains or losses. For the years ended September 30, 2013 and 2012, weighted average yields for the Stable Value Fund were 3.46% and 3.44%, respectively. Net of fees, yields were 3.36% and 3.35%. The Plan is required to present in the Statement of Net Assets Available for Benefits the fair values of synthetic GICs plus an adjustment of the fair value to contract value. Contract value represents contributions plus earnings, less Plan withdrawals and administrative expenses. The Stable Value Fund closed December 31, 2013.

Notes to Financial Statements

The following table presents the fair values of all investments in the Master Trust.

	September 30	
	2013	2012
Mutual funds:		
Equity funds	$ 680,096,070	553,659,593
Equity index funds	549,103,355	447,899,587
Balanced index funds	995,502,801	827,502,442
Fixed income funds	165,268,619	192,491,162
Fixed income index funds	93,757,852	107,927,367
Total mutual funds	2,483,728,697	2,129,480,151
Emerson common stock	717,556,068	600,956,874
Collective funds	221,573,198	189,565,322
Contracts with insurance companies	332,476,188	341,171,634
Money market funds	665,002,881	597,837,621
Total Master Trust investments at fair value	$4,420,337,032	3,859,011,602
Plan's share of Master Trust investments at fair value	$2,732,162,739	2,353,694,358

Investment income for the entire Master Trust follows.

	Year Ended September 30	
	2013	2012
Net appreciation of mutual funds	$ 346,367,558	375,123,558
Net appreciation of Emerson common stock	214,940,048	111,036,511
Net appreciation of insurance contracts and collective funds	44,235,800	37,756,800
Interest	32,843,720	25,124,143
Total Master Trust investment income	$ 638,387,126	549,041,012
Plan's share of Master Trust investment income	$ 420,836,348	347,820,445

(9) NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the Company's matching contributions are invested in the Emerson Common Stock Fund. Participants are allowed to immediately transfer any Company matching contributions to other funds offered in the Plan, subject to the number of allowed fund transfers within a quarter. Nonparticipant-directed investments are those Company matching contributions invested in Emerson common stock and not transferred by participants. Information about net assets and changes in net assets relating to the Emerson Common Stock Fund follows.

	September 30	
	2013	2012
Net assets: Emerson common stock	$521,787,095	445,120,447

	Year Ended September 30	
Changes in net assets:	2013	2012
Realized gains, net	$ 18,639,243	14,288,162
Unrealized appreciation, net	124,468,498	53,957,920
Dividends received	14,117,062	14,797,906
Transfers to other funds	(84,825,530)	(38,923,247)
Loan repayments	2,693,811	2,542,861
Transfers from other plans	138,290	168,797
Participant contributions	10,880,613	11,652,773
Rollover contributions	205,302	331,673
Employer contributions	17,922,242	20,696,779
Benefits paid to participants	(27,572,883)	(23,938,273)
Net change in Emerson Common Stock Fund	$ 76,666,648	55,575,351

(10) FAIR VALUE MEASUREMENTS

Under Accounting Standards Codification (ASC) 820 *Fair Value Measurement*, a formal hierarchy and framework exists for measuring fair value and making disclosures about fair value measurements and the reliability of valuation inputs. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments, of which there are none, are valued using inputs not observable in an active market, such as entity-developed future cash flow estimates, and are considered the least reliable.

Following is a categorization of all Master Trust investments (see Note 8) by level within the ASC 820 fair value hierarchy. There were no asset transfers between levels during either year shown.

	September 30, 2013		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 680,096,070	-	$ 680,096,070
Equity index funds	549,103,355	-	549,103,355
Balanced index funds	995,502,801	-	995,502,801
Fixed income funds	165,268,619	-	165,268,619
Fixed income index funds	93,757,852	-	93,757,852
Total mutual funds	2,483,728,697	-	2,483,728,697
Emerson common stock	717,556,068	-	717,556,068
Collective funds	-	221,573,198	221,573,198
Contracts with insurance companies	-	332,476,188	332,476,188
Money market funds	665,002,881	-	665,002,881
Investments at fair value	$3,866,287,646	554,049,386	4,420,337,032

	September 30, 2012		
	Level 1	Level 2	Total
Mutual funds:			
Equity funds	$ 553,659,593	-	553,659,593
Equity index funds	447,899,587	-	447,899,587
Balanced index funds	827,502,442	-	827,502,442
Fixed income funds	192,491,162	-	192,491,162
Fixed income index funds	107,927,367	-	107,927,367
Total mutual funds	2,129,480,151	-	2,129,480,151
Emerson common stock	600,956,874	-	600,956,874
Collective funds	-	189,565,322	189,565,322
Contracts with insurance companies	-	341,171,634	341,171,634
Money market funds	597,837,621	-	597,837,621
Investments at fair value	$3,328,274,646	530,736,956	3,859,011,602

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Review Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: /s/ Richard J. Schlueter

Richard J. Schlueter, on behalf of the Management Review Committee

Date: February 7, 2014

EMERSON ELECTRIC CO. EMPLOYEE SAVINGS INVESTMENT PLAN **Exhibit 1**

Schedule of Asset Held for Investment Purpose at End of Year – Attachment for IRS Form 5500, Schedule H, Line 4i
As of September 30, 2013

Emerson Electric Co. Employee Savings Investment Plan

	Identity of Issue	Investment Type	Cost***	Current Value
*	Participant Loan Fund	Interest Rate Range: 4.25% - 10.0%**		$28,023,475

* Party in Interest
** Current value and the range of interest rates exclude participant loans deemed distributed in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.
*** Cost excluded in accordance with IRS Form 5500 instructions for Schedule H, Line 4i.

Consent of Independent Registered Public Accounting Firm

The Management Review Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to the incorporation by reference in the registration statement No. 333-154361 on Form S-8 of Emerson Electric Co. of our report dated February 7, 2014, with respect to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule of Asset Held for Investment Purposes at End of Year - Schedule H, Line 4i as of September 30, 2013, which report appears in the September 30, 2013 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
February 7, 2014